HORACE NASH	EMAIL HNASH@FENWICK.COM Direct Dial (650) 335-7934

July 10, 2015

BY EDGAR

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549-7561

Re:                             Gridsum Holding Inc.

Draft Registration Statement on Form F-1

Ladies and Gentlemen:

On behalf of Gridsum Holding Inc., a company incorporated under the laws of the Cayman Islands (“Company”), we are submitting the Company’s draft Registration Statement on Form F-1 (“Registration Statement”) relating to a proposed initial public offering in the United States of American Depositary Shares (“ADSs”) representing the Company’s ordinary shares.

The Company is an “emerging growth company,” as defined in Section 2(a) of the Securities Act of 1933.  In accordance with the procedures of the Commission for emerging growth companies, the enclosed draft Registration Statement is being submitted to the staff (“Staff”) of the Commission in draft form and for the Staff’s review on a confidential basis. The ADSs are expected to be listed on either the New York Stock Exchange or NASDAQ Global Select Market.

If you have any questions regarding this submission, please contact me at (650) 335-7934 or hnash@fenwick.com.  Thank you.

Very truly yours,

/s/ Horace L. Nash

Enclosures

cc:                      Guosheng Qi, Chief Executive Officer
Michael Peng Zhang, Chief Financial Officer